

Donna's Pickle Beer Corporation
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Donna's Pickle Beer Corporation Management

We have reviewed the accompanying financial statements of Donna's Pickle Beer Corporation (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

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DONNA'S PICKLE BEER CORPORATION
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Asset:		
Cash & cash equivalents	203,404	104
Accounts Receivable	31,170	-
Total Current Asset	234,574	104
Non-Current Assets:		
Other Non-current Asset	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	234,574	104
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	-
Notes Payable - Current Portion	50,000	-
Accrued interest	12,160	2,500
Due to Related Party	8,130	8,130
Short-Term Loans Payable	7,500	7,500
Other Current Liability	1,319	1,319
Total Current Liabilities	79,109	19,449
Non-Current Liability:		
Notes Payable - Non-current Portion	-	50,000
Total Non-Current Liability	-	50,000
TOTAL LIABILITIES	79,109	69,449
EQUITY		
Common Stock	30,529	20,000
SAFE	205,000	-
Retained Earnings (Deficit)	(80,064)	(89,345)
TOTAL EQUITY	155,465	(69,345)
TOTAL LIABILITIES AND EQUITY	234,574	104

See Accompanying Notes to these Unaudited Financial Statements

DONNA'S PICKLE BEER CORPORATION
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	445,624	5,826
Cost of Goods Sold	424,516	40,037
Gross Profit	21,108	(34,211)
Operating Expenses		
Advertising & Marketing	-	6,796
Payroll	-	6,000
General and Administrative	2,255	29,298
Total Operating Expenses	**2,255**	**42,094**
Total Loss from Operations	**18,853**	**(76,305)**
Other Income (Expense)		
Interest Expense	(9,566)	-
Financing Expenses	(6)	(72)
Total Other Income (Expense)	**(9,572)**	**(72)**
Earnings Before Income Tax, Depreciation and Amortization	9,281	(76,377)
Depreciation Expense	-	-
Net Income (Loss)	**9,281**	**(76,377)**

See Accompanying Notes to these Unaudited Financial Statements

DONNA'S PICKLE BEER CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFE Notes	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	708	12,968		(12,968)	-
Issuance of Common Stock	80	7,032	-	-	7,032
Net loss	-	-	-	(76,377)	(76,377)
Ending balance at 12/31/23	788	20,000		(89,345)	(69,345)
Issuance of Common Stock	-	10,529	-	-	10,529
SAFEs	-	-	205,000	-	205,000
Net loss	-	-		9,281	9,281
Ending balance at 12/31/24	788	30,529	205,000	(80,064)	155,465

See Accompanying Notes to these Unaudited Financial Statements

DONNA'S PICKLE BEER CORPORATION
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	9,281	(76,377)
Adjustments to reconcile Net Income (Loss) to Net Cash used in operations:		
Increase in Accounts Receivable	(31,170)	
Increase (Decrease) in Due to Related Party	-	8,130
Increase in Accounts Payable	-	-
Increase in Accrued interest	9,660	2,500
Increase in Other Current Liability	-	1,319
Total Adjustments to reconcile Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operations:	(21,510)	11,949
Net Cash used in Operating Activities	(12,229)	(64,428)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans Payable	-	7,500
Proceeds from Notes Payable	-	50,000
Proceeds from Issuance of Common Stock	10,529	7,032
Proceeds from SAFE Notes	205,000	-
Net Cash provided by Financing Activities	215,529	64,532
Cash at the beginning of period	104	-
Net Cash increase for period	203,300	104
Cash at end of period	203,404	104

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Donna's Pickle Beer Corporation ("the Company"), founded on November 8, 2022, in California, specializes in producing pickle brine-infused lager. The Company operates in partnership with Pilot Project Brewery, a Chicago-based brewery incubator, generating revenue through merchandise sales and royalties from beer sales under its agreement with Pilot Project Brewery.

In its first full year of operation in 2023, the Company released its first batch of beer in April, initially distributing in Chicago and Illinois. By the end of the year, the Company expanded into Indiana and Wisconsin. In 2024, the Company increased its distribution to 10 states, maintaining consistent product offerings and a stable customer base.

Throughout its first two years, the Company has faced the typical challenges of starting a new business, including the learning curve of the beer industry and the pursuit of profitability, particularly due to high brewery production costs. Despite these challenges, the Company has made notable progress, particularly in expanding its distribution reach, and remains focused on providing a distinctive product in the competitive craft beer market.

To support continued growth and innovation, the Company plans to launch its first external fundraising effort through a crowdfunding campaign in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $104 and $203,404 and in cash as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. While payments are generally collected upfront, some merchants selling the Company's products have payment terms of up to 120 days, resulting in receivables.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2024, the Company has outstanding accounts receivable totaling $31,170, with no allowance for doubtful accounts, as customers' payments have been deemed collectible based on their historical repayment patterns.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by merchandise sales and royalties from beer sales. The Company's payments are generally received upfront for merchandise sales, while royalties are received after a 120-day reconciliation period with Pilot Project Brewery. The Company's primary performance obligation is to deliver quality merchandise upon customer order and receive royalties from Pilot Project Brewery based on beer sold.

The Company's primary performance obligation is the delivery of merchandise for customer orders and receipt of royalties from beer sales. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing Expenses

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses and are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The credit card used by the Company to finance its operations in 2023 was under the name of the shareholder's mother. As of December 31, 2023, the outstanding balance on this facility was at $8,130. While the shareholder's mother personally assumed responsibility for repaying the balance, the amount remained payable by the Company to her as of December 31, 2024 at $8,130.

As of December 31, 2024, 40 out of the 788 issued and outstanding common stocks of the Company were held by Pilot Project Brewery, the Company's partner brewery.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - In 2023, the Company entered into a non-interest bearing loan payable on demand for $7,500. As of December 31, 2023 and December 31, 2024, the loans payable amounted to $7,500.

Notes Payable - In August 2023, the Company entered into a promissory note for $50,000 with an interest rate of 10%, compounded annually until paid in full, with a maturity date of February 1, 2025. The balance of this loan amounted to $50,000 as of December 31, 2023 and December 31, 2024. The accrued interest on the loan amounted to $2,500 as of December 31, 2023, and $5,141 as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 1,000 common shares with no par value. As of December 31, 2023 and December 31, 2024, 788 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During 2024, the Company entered into numerous SAFE (Simple Agreement for Future Equity) agreements with third parties. These SAFE agreements have no maturity date and bear no interest. The agreements grant investors the right to receive future equity in the Company during a qualified financing event or a change of control event, at an 82% discount rate. Each agreement is subject to a $10 million post-money valuation cap. The total amount of the SAFEs outstanding as of December 31, 2024, is $205,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 26, 2025, the date these financial statements were available to be issued.

An additional $50,000 SAFE was issued in January 2025 with the same features, particularly concerning the post-cap valuation and discount rate as the existing SAFEs of the Company.

The unpaid liability to the shareholder's mother, amounting to $8,130 as of December 31, 2024 was also paid by the Company in February 2025 in the amount of $7,500 with the remaining amount forgiven.

The outstanding Notes Payable which remained unpaid as of December 31, 2024, including the principal of $50,000 and accrued interest of $5,141 is in the process of being converted to equity, in agreement with the Lender.